SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated February 3, 2025.

Buenos Aires, February 3, 2025

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref:  Relevant Information - Sale of company YPF BRASIL COMERCIO DE DERIVADOS DE PETRÓLEO LTDA.

We are hereby writing to you in compliance with the requirements of the Rules of the National Securities Commission, and the corresponding rules of ByMA and MAE, in order to inform you that in line with the Company’s strategy to focus its business and growth on its operations in Vaca Muerta, on January 31, 2025, YPF S. A. (“YPF”) has completed the sale of all the shares of its Brazilian subsidiary YPF BRASIL COMERCIO DE DERIVADOS DE PETROLEO LTDA (“YPF Brasil”), based in Sao Paulo, to the Brazilian companies GMZ HOLDING LTDA, and IGP HOLDING PARTICIPAÇÕES S/A, with the intervention of USIQUÍMICA DO BRASIL LTDA. as guarantor of the transaction (together the “Buyers”).

The sale price agreed upon by the parties is USD 2.3 million. The Company informs that its financial statements as of December 31, 2024, will reflect the accounting impact of the assets related to YPF’s interest in YPF Brasil, in compliance with the requirements set forth by International Financial Reporting Standards (“IFRS”) No. 5, “Non-current Assets Held for Sale and Discontinued Operations.” Furthermore, in accordance with Article 23, Section (a), Paragraph 9 of the Listing Rules of Bolsas y Mercados Argentinos S.A., the final economic result of the transaction will be duly disclosed upon the closing and publication of the financial statements as of December 31, 2024.

Likewise, and as an integral part of the aforementioned transaction, YPF has granted to the Buyers a license and authorization to produce and commercialize the products under YPF’s lubricant brands in the Federal Republic of Brazil, under certain agreed terms and conditions.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 3, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer